

Mail Stop 4628

June 9, 2017

Darron M. Anderson
President and Chief Executive Officer
Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

      Re: Ranger Energy Services, Inc.
               Registration Statement on Form S-1
               Filed May 22, 2017
               File No. 333-218139

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2017 letter.

General

1.   We received your confidential treatment application with regard to certain portions of Exhibit 10.6. Please note that we will provide any comments related to the confidential treatment application under separate cover.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

How We Evaluate Our Operations, page 63

Rig Utilization, page 64

2.   We note that you have disclosures on pages 2, 5, 83 and 85, characterizing your rig utilization as either "relatively high" or "significantly higher" in comparison to that of your competitors. Separately, you indicate that your use of utilization metrics based on a 55-hour week is consistent with industry standards.

        Explain to us, in reasonable detail, the basis for your statements comparing your rig utilization rates to those of your competitors and that your use of utilization metrics based on a 55-hour week is consistent with industry standards. As part of your response, describe any objective evidence that supports your statements.

3.   Explain to us, in reasonable detail, how the utilization rates disclosed in your filing have been calculated. As part of your response, provide details showing how the utilization rate for the first quarter of 2017 was calculated.

        Additionally, explain to us the extent to which differences in rig specifications, capabilities, deployments or other factors result in individual utilization rates that are not consistent with the fleet rates disclosed in your filing.

Ranger Energy Services, Inc. Predecessor

Notes to Condensed Combined Consolidated Financial Statements, page F-18

New Accounting Pronouncements, page F-18

4.   We note disclosure in your first quarter 2017 financial statements, regarding ASU 2014-09 'Revenue from Contracts with Customers' stating "The ASU is effective for annual and interim reporting periods beginning after December 15, 2016" although also explaining that you are in "the initial stages of evaluating the effect of the standard" and management "continues to evaluate the available transition methods."

        Please update your disclosure to reflect the effective date deferral that was announced in ASU 2015-14; this changed the effective date of the standard to annual and interim reporting periods beginning after December 15, 2017, unless early adoption is applied. Please revise your disclosure accordingly here and in the Notes to the Combined Consolidated Financial Statements on page F-41.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources